marguerite bateman
DIRECT LINE: 202.383.0107
Internet: marguerite.bateman@sutherland.com
June 17, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MLIG Variable Insurance Trust
File Nos. 333-83074; 811-21038
Commissioners:
     On behalf of MLIG Variable Insurance Trust (the “Trust”), attached for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”), Rule 101(a) of Regulation S-T, and the Investment Company Act of 1940, is a conformed electronic format copy of post-effective amendment number 11 to the Trust’s Form N-1A registration statement referenced above (the “Amendment”).
     The Amendment is being filed in the form of a supplement to the Trust’s registration statement and incorporates by reference the Trust’s post-effective amendment number 10, which was filed with the Commission on April 18, 2008. The purpose of this amendment number 11 is: (1) to revise the primary investment strategies of one of the Trust’s portfolios; and (2) to revise the Trust’s fundamental investment restrictions to reflect the changes that were approved at the Trust’s May 30, 2008 shareholder meeting.
     If you have any questions of comments, please call the undersigned at the above number or Cynthia Beyea at (202) 383-0472.

Sincerely,
/s/ Marguerite C. Bateman
Marguerite C. Bateman

Attachment
cc:  Barry Skolnick, Esq, MLIG
       Lori Salvo, Esq., MLIG